

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 4, 2013

<u>Via E-mail</u>
In-Young Chase
MS Structured Asset Corp.
1585 Broadway, Second Floor
New York, New York 10036

     Re: **SATURNS Trust No. 2002-11**
                SATURNS CBT Series 2003-1 Units Trust
                SATURNS Trust No. 2004-4
                SATURNS Trust No. 2004-6
                SATURNS Trust No. 2005-1
                SATURNS Trust No. 2005-3
                Forms 10-K for Fiscal Year Ended December 31, 2011
                Filed March 28, 2012 and March 29, 2012
                File Nos. 333-64879-20, 333-101155-17, 001-32034, 001-32155, 001-32388,
                    001-32707

Dear Ms. Chase:

       We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                             Sincerely,

                             /s/ Katherine Hsu

                             Katherine Hsu
                             Office Chief

cc: Michael A. Mazzuchi